SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-8519

CINCINNATI BELL

RETIREMENT SAVINGS PLAN

CINCINNATI BELL INC.

201 East Fourth Street

Cincinnati, Ohio 45202

CINCINNATI BELL RETIREMENT SAVINGS PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Cincinnati Bell Inc. Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of Cincinnati Bell Inc. Retirement Savings Plan (the “Plan”) as of December 30, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Plan for the year ended December 30, 2003 were audited by other auditors whose report dated June 24, 2004, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2004 financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 30, 2004, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2004 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

June 24, 2005

CINCINNATI BELL RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 30, 2004 AND 2003

(DOLLARS IN THOUSANDS)

	2004	2003
Assets:

Plan interest in Cincinnati Bell Retirement Savings Plans Master Trust	$132,290	$129,753

Participant loans	1,694	1,528

Employer contributions receivable	—	111
Employee contributions receivable	—	278

Total Receivables	—	389

Net Assets Available for Benefits	$133,984	$131,670

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 30, 2004

(DOLLARS IN THOUSANDS)

Net Assets Available for Benefits as of December 31, 2003	$131,670

Additions:

Employee contributions	7,776
Employer contributions	3,133

Total contributions	10,909

Investment income from Plan interest in Cincinnati Bell Retirement Savings Plans Master Trust:
Dividends	1,672
Interest	978
Net appreciation of investments	2,948
Interest from participant loans	100
Transfers from other Company-sponsored plans, net	379

Total Additions	16,986

Deductions:

Benefits paid to participants	14,658
Administrative and other expenses paid by the Plan	14

Total Deductions	14,672

Net Increase in Assets Available for Plan Benefits	2,314

Net Assets Available for Benefits as of December 30, 2004	$133,984

See Notes to Financial Statements.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(1)	Plan Description and Accounting Policies

a.	General: The Cincinnati Bell Retirement Savings Plan (the “Plan”) is sponsored by Cincinnati Bell Inc. (the “Company” or “Cincinnati Bell”), and administered by the Company’s Employees’ Benefit Committee.

As of December 30, 2004, the Plan was, subject to certain exceptions, available to salaried employees of the Company, and its subsidiary corporations Cincinnati Bell Telephone Company and Cincinnati Bell Public Communications Inc., and to salaried and hourly employees of various other subsidiary corporations of the Company, including Cincinnati Bell Technology Solutions, Cincinnati Bell Any Distance Inc., Cincinnati Bell Telecommunications Services Inc., Cincinnati Bell Complete Protection and Cincinnati Bell Wireless LLC. Notwithstanding the foregoing, any employees of the Company or its subsidiaries who are either represented by a collective bargaining unit or whose position is otherwise subject to automatic wage progression and certain other classes of employees (including but not limited to co-op students, interns, job bank employees and contingency employees) are not eligible for the Plan. Employees who are eligible for the Plan under the Plan’s rules are called “eligible employees” in this report.

The Plan is subject to the provisions of the Internal Revenue Code of 1986, as amended (“the Code”), and the Employee Retirement Income Security Act of 1974, as amended.

The financial statements of the Plan are prepared under the accrual method of accounting.

The Plan’s fiscal year (the “plan year”) begins each December 31 and ends the following December 30. The Plan’s trustee is Fidelity Management Trust Company (together with its affiliates, “Fidelity”).

These notes provide a brief description of certain provisions of the Plan and do not constitute a document under which the Plan is operated, and, in the event of any conflict between these notes and the Plan documents, the Plan documents shall control. Eligible employees must refer to the Plan documents and to the Plan’s summary plan description for details of the Plan.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

b.	Cincinnati Bell Retirement Savings Plans Master Trust: At December 30, 2004 and 2003, the Plan’s investments were held by the Cincinnati Bell Retirement Savings Plans Master Trust (the “Master Trust”). The Master Trust holds only the assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (an additional plan sponsored by the Company).

The purpose of the Master Trust is the collective investment of assets of the Plan and the Cincinnati Bell Inc. Savings and Security Plan (the “Participating Plans”). Master Trust assets are allocated to the Participating Plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified to that Participating Plan. Net investment income, gains and losses and expenses resulting from the collective investment of the assets are allocated to the Participating Plans in proportion to the fair value of the assets allocated to the Participating Plans.

As of December 30, 2004 and 2003, the Plan’s percentage interest in the Master Trust was 64.1% and 62.9%, respectively. The following table presents the fair value of the total investments held by the Master Trust in which the Plan participates, but it does not indicate the Plan’s interest in each class of investments shown (dollars in thousands):

	December 30, 2004	December 30, 2003
Mutual Funds and Commingled Funds	$155,430	$134,561
Common Shares of the Company	31,345	43,159
Common Shares of Convergys Corporation	19,495	28,424

Net Assets Available to Participating Plans	$206,270	$206,144

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During the plan year ended December 30, 2004, investment income and realized and unrealized gain (loss) on investments (including gains and losses on investments bought and sold as well as held during the year) held by the Master Trust were as follows (dollars in thousands):

	Realized Gain (Loss) on Investments	Unrealized Gain (Loss) on Investments	Interest and Dividends
Mutual Funds and Commingled Funds	$657	$10,995	$3,845
Common Shares of the Company	(1,697)	(5,702)	—
Common Shares of Convergys Corporation	(734)	(3,097)	1

	$(1,774)	$2,196	$3,846

c.	Employee Contributions: The Plan generally permits each eligible employee to elect to contribute to the Plan, in before-tax dollars, any amount that is a whole percent (up to 75%) of his or her compensation (as defined in and subject to the rules of the Plan). An eligible employee’s compensation for each plan year is only considered under the rules of the Plan up to a certain legal limit which was $200,000 for both the plan years ended December 30, 2004 and 2003, respectively.

The amount of a Participant’s before-tax contributions to the Plan for any calendar year cannot in any event exceed a legal limit of $13,000 for 2004 and $12,000 for 2003. If the employee is over age 50, the employee is also allowed to make catch-up contributions of $3,000 for 2004. Other legal nondiscrimination tests, which could have limited the amount of savings contributions made by certain highly compensated eligible employees did not apply to the Plan due to the Plan design.

The savings contributions made by an eligible employee to the Plan are allocated to an account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her own savings contributions (his or her “Savings Account”).

An eligible employee can specify the manner in which his or her savings contributions and Savings Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to change the funds to which future savings contributions are allocated and transfer amounts held under his or her Savings Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her before-tax contributions to the Plan or on the Plan’s earnings that are allocated to

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

his or her Savings Account until and to the extent he or she receives such amounts from the Plan. A participant may, in certain circumstances, defer such tax further by rolling the funds over to a traditional individual retirement account or annuity (an “IRA”) or another employer plan that accepts the rollover.

d.	Employer Contributions: Under the current terms of the Plan, employers whose employees participate in the Plan (“the Employers”) make matching contributions to the Plan for any eligible employee in an amount, for each pay day, equal to the sum of: (i) 100% of the portion of the employee’s before-tax and/or after-tax savings contributions to the Plan for such pay day that are not in excess of 3% of his or her plan compensation for such pay day and (ii) 50% of the portion of his or her before-tax and/or after-tax savings contributions to the Plan for such pay day that are in excess of 3% but not in excess of 5% of the employee’s plan compensation for such pay day. Such matching contributions are generally made on a bi-weekly basis under the current policies of the Employers, and must be made at a minimum on a monthly basis and could be pre-funded.

Certain other legal limits on the maximum amount of contributions that can be made by and for an eligible employee with respect to any plan year may apply. In addition, a nondiscrimination test that could have limited the amount of matching contributions made for certain highly compensated eligible employees did not apply to the Plan due to the Plan design.

The Employers’ matching contributions made to the Plan for an eligible employee are allocated to the account of the employee under the Plan. In general, an eligible employee was fully vested in the part of his or her Plan account that was attributable to the matching contributions made on his or her behalf (his or her “Matching Account”) if he or she completes at least one hour of service on or after December 31, 2000.

The Employers may determine, at their sole discretion, whether an additional amount shall be contributed by the Employers to the Plan for any plan year and, if so, the amount of such contribution. Any such contribution (referred to as a “discretionary nonelective contribution”) that is made to the Plan by the Employers for a plan year shall be allocated among eligible employees who are employed by the Employers on the last day of the plan year, in proportion to each such eligible employee’s plan compensation for the plan year. An eligible employee is fully vested in the part of his or her Plan account that is attributable to his or her share of the Employers’ discretionary nonelective contributions (his or her “Discretionary Nonelective Account”), if any such contributions are ever made.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

An eligible employee shall direct the investment of his or her matching and discretionary nonelective contributions and Matching and Discretionary Nonelective Accounts among the available funds under the Plan, generally under the same rules that apply to the investment of his or her own savings contributions to the Savings Account.

An eligible employee is generally not subject to federal income tax on the amount of the matching and discretionary nonelective contributions made to the Plan on his or her behalf or on the Plan’s earnings that are allocated to his or her Matching and Discretionary Nonelective Accounts until and to the extent he or she receives such amounts from the Plan. Upon receipt of matching or discretionary funds, the participant may, in certain circumstances, defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

e.	Rollovers: An eligible employee may, under the current provisions of the Plan, cause a rollover to be made to the Plan from another employer’s tax-qualified savings, profit sharing or other employer plan of a distribution the employee is entitled to receive from such other plan, if the distribution meets certain conditions set forth in the Plan and the Code.

Any such rollover contributions made to the Plan by an eligible employee are allocated to the account of the employee under the Plan. An eligible employee is always fully vested in the part of his or her Plan account that is attributable to his or her rollover contributions (his or her “Rollover Account”).

An eligible employee can specify the manner in which his or her Rollover Account shall be invested in the available funds under the Plan (see Note (1)h below) and may elect to transfer amounts held under his or her Rollover Account from one fund to another.

An eligible employee is generally not subject to federal income tax on the amount of his or her rollover contributions to the Plan or on the Plan’s earnings that are allocated to his or her Rollover Account until and to the extent he or she receives such amounts from the Plan. Upon receipt of the rollover funds, the participant may, in certain circumstances, defer such tax further by rolling such amounts over to an IRA or another employer plan that accepts the rollover.

f.	Distributions to Participants: An eligible employee may receive all or a portion of his or her account under the Plan while he or she is employed by the Employers only in certain circumstances.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

In general, an eligible employee can withdraw for any reason (1) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions as to which no matching contributions were made by the Employers, (2) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made before the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers, (3) his or her entire Rollover Account, (4) the portion of his or her Matching Account attributable to matching contributions made before the plan year of the withdrawal and the two immediately preceding plan years (provided the employee is vested in his or her Matching Account), (5) the portion of his or her Discretionary Nonelective Account attributable to discretionary nonelective contributions made before the plan year of the withdrawal and the two immediately preceding plan years and (6) the portion of his or her Savings Account that is attributable to his or her after-tax savings contributions made for the plan year of the withdrawal and the two immediately preceding plan years and as to which matching contributions were made by the Employers. However, if he or she withdraws any amount described in clause (6), he or she will be suspended from making savings contributions to the Plan for six months and, if not fully vested, in his or her Matching Account will generally forfeit his or her Matching Account.

Further, an eligible employee can withdraw amounts from the portion of his or her Savings Account that is attributable to his or her before-tax savings contributions if the withdrawal is required by reason of the employee’s hardship situation which meets the rules set forth in the Plan that concern hardship withdrawals (except any hardship withdrawal may not include earnings on his or her before-tax savings contributions that have been allocated to such account after December 31, 1988) or if the eligible employee has reached the age of 59 1/2.

Other than for the above-described in-employment withdrawals, the distribution of an eligible employee’s account under the Plan will generally occur only after the employee has terminated his or her employment with the Employers for any reason, including a retirement, discharge, termination, disability or death. Only the portion of the employee’s account under the Plan in which he or she is vested may be distributed; the non-vested portion of such account is forfeited, if any, in accordance with rules set forth in the Plan.

g.	Employee Loans: Loans are available from the Plan to eligible employees under the current provisions and policies of the Plan. Loans are subject to several conditions, certain of which are described below.

An eligible employee cannot have more than two outstanding loans from the Plan at any time.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

The minimum amount of any loan to an eligible employee from the Plan is $1,000, while the maximum amount of such a loan cannot exceed the lesser of (1) 50% of the vested balance of the employee’s account under the Plan (exclusive of the amounts attributable to the employee’s savings contributions which were matched to some extent for the plan year of the loan and the two immediately preceding plan years, the matching and discretionary nonelective contributions of the Employers made for his or her behalf with respect to the plan year of the loan and the two immediately preceding plan years and income earned after 1988 on the employee’s before-tax savings contributions to the Plan) or (2) $50,000 (reduced by the highest outstanding balance of loans made to the employee from the Plan and other plans of the Employers during the one year period ending on the day before the new loan is made).

The Company’s Employees’ Benefit Committee determines the interest rate charged by the Plan on a loan made to an eligible employee, which must be a reasonable rate of interest. In general, a loan rate is based on the prime rate plus one at the time the loan is made. As of December 30, 2004, interest rates on loans made under the Plan varied between 5.0% and 10.5% per annum. Additionally, loan provision fees for processing a new plan Loan were $35 per origination fee plus a $15 annual fee for the life of the loan.

In general, any loan to an eligible employee must be repaid through payroll deductions and be collateralized by up to 50% of the vested portion of the employee’s account under the Plan. The minimum term of any loan from the Plan to an eligible employee is 6 months, and the maximum term of a Plan loan is 60 months (59 months for any loan made before December 31, 2000). However an eligible employee may extend the term of the loan to a maximum of 30 years, if the loan is acquired to provide the employee with funds to purchase his or her primary residence.

h.	Investments held in Master Trust: As of December 30, 2004 there were eighteen investment funds available for the investment of future contributions under the Plan: the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Discovery Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II Fund, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the AIM Dynamics Fund, the AIM Small Company Growth Fund, the American Funds Europacific Growth Fund, the American Funds Fundamental Investments Fund, the Artisan Small-Cap Value Fund, the Laudus US Small Capitalization Fund, the Lord Abbott Mid-Cap Value Fund, the Vanguard Balance Index Fund, the Harbor Capital Appreciation Fund and the Cincinnati Bell Inc. Common Stock Fund.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

In addition, as of December 30 2004 and 2003, the Plan had investments in a Convergys Corporation Common Stock Fund, which reflects common shares of Convergys Corporation (“Convergys”) that were received by the Plan due to the Company’s distribution of Convergys shares as of December 31, 1998. Eligible employees who have interests in the Convergys Corporation Common Stock Fund may transfer the balances they have in such fund to other funds available under the Plan but cannot transfer or direct future contributions made by or for their behalf to the Convergys Corporation Common Stock Fund.

Each fund investment of the Plan is quoted in shares. Such shares generally represent the net asset value of shares in the applicable mutual or other fund.

The values of the Plan’s investments on December 30, 2004 and 2003 were determined as follows: share value of the Cincinnati Bell Inc. Common Stock Fund and Convergys Corporation Common Stock Fund, on the basis of the last published sales price on December 30, 2004 and 2003 on the New York Stock Exchange; shares in the Fidelity Equity Income Fund, the Fidelity Growth Company Fund, the Fidelity International Discovery Fund, the Fidelity Mid-Cap Stock Fund, the Fidelity Freedom 2020 Fund, the Fidelity Managed Income Portfolio II Fund, the Fidelity U.S. Bond Index Fund, the Fidelity U.S. Equity Index Commingled Pool Fund, the AIM Dynamics Fund, the AIM Small Company Growth Fund, the Janus Fund, the American Funds Europacific Growth Fund, the American Funds Fundamental Investments Fund, the Artisan Small-Cap Value Fund, the Laudus US Small Capitalization Fund, the Lord Abbott Mid-Cap Value Fund, the Vanguard Balance Index Fund and the Harbor Capital Appreciation Fund on the basis of the last published net asset values on December 30, 2004 and 2003. Loans to participants made by the Plan were valued at the principal amounts owed by the participants on December 30, 2004 and 2003.

As presented in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the value of Plan investments consists of realized gains or losses, and the unrealized appreciation or depreciation, of those same investments.

i.	Administrative Expenses: The administrative expenses of the Plan that are not clearly related to a specific investment fund are generally paid by the Employers. However, the Plan permits these expenses to be paid from the Plan assets and allocated and charged to each eligible employee’s account based on the proportion that such employee’s account balance under the Plan bears to all account balances under the Plan.

j.	Forfeitures: Any amounts forfeited by employees under the Plan are generally valued as of the end of the month in which the event causing the forfeiture occurs and are applied to reduce subsequent contributions of the Employers to the Plan. During the plan year ended December 30, 2004, employer contributions were reduced by $5,000 from forfeited nonvested amounts.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

k.	Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits as of the date of the Plan’s financial statements and the reported Changes in Net Assets Available for Benefits during the reporting period. Actual results could differ from these estimates.

(2)	Amendment or Termination of the Plan

While the Company has not expressed any intent to terminate the Plan, it reserves the right to amend or terminate the Plan at any time. In the event of the termination of the Plan, all affected participants’ accounts would become 100% vested.

During the plan year ended December 30, 2004, the Company adopted amendments to the Plan that provided the following changes to the Plan.

a.	The Plan was amended, generally effective December 20, 2004, to no longer accept after-tax contributions.

b.	The Plan was amended, generally effective May 1, 2004, to allow employees to begin contributing 1% to 75% of their eligible pay, on a pretax basis, to the Plan. The maximum pre-tax contribution for 2004 is $13,000.

c.	The Plan was amended, generally effective May 1, 2004, to allow catch-up contributions in addition to the maximum pre-tax contributions for all employees who are age 50 or will reach age 50 during the calendar year. The maximum catch-up contribution for 2004 is $3,000, which will increase to $4,000 in 2005 and $5,000 in 2006. After 2006, the catch-up contributions will be adjusted for inflation in $500 increments.

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

(3)	Investments

The following table presents the Plan’s investments held in the Master Trust that represents 5 percent or more of the Plan’s net assets (dollars in thousands):

	December 30, 2004	December 30, 2003
Cincinnati Bell Inc. Common Stock Fund	$15,553	$21,397
Fidelity Managed Income Portfolio II	16,930	16,397
American Funds Fundamental Investments Fund	15,303	14,127
American Funds Europacific Growth Fund	7,593	6,206
Fidelity Mid-Cap Stock Fund	12,973	13,172
Convergys Corporation Common Stock Fund	8,987	13,150
Fidelity U.S. Equity Index Commingled Pool Fund	11,153	9,791
Fidelity U.S. Bond Index Fund	7,859	7,354
Lord Abbett Mid-Cap Value Fund	9,734	7,169

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

During the plan year ended December 30, 2004, investment income and realized and unrealized gain (loss) on investments (including gains and losses on investments bought and sold as well as held during the year) of the Plan’s investments held by the Master Trust were as follows (dollars in thousands):

	Realized Gain (Loss) on Investments	Unrealized Gain (Loss) on Investments	Interest and Dividends
Mutual Funds and Commingled Funds	$468	$8,061	$2,650
Common Shares of the Company	(877)	(2,853)	—
Common Shares of Convergys Corporation	(425)	(1,426)	—

	$(834)	$3,782	$2,650

(4)	Tax Status

The Internal Revenue Service issued on October 15, 2002 a favorable determination that the Plan meets the requirements of Section 401(a) of the Code and is exempt from federal income taxes under Section 501(a) of the Code. Such determination letter did not involve a review of the effect on the Plan of certain recent tax laws that have become effective after 2001. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and has been operated in compliance with the applicable requirements of such recent tax laws. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

(5)	Related Party Transactions

The Plan invests in the Master Trust, and the Master Trust’s investments include shares of Cincinnati Bell Inc. common stock and shares of mutual funds managed by Fidelity. Cincinnati Bell is the sponsor of the Plan and Fidelity is the Plan’s trustee. Therefore, these investments qualify as party-in-interest investments. Fees paid by the Plan to these parties-in-interest for the plan year were not material.

(6)	Concentrations, Risks and Uncertainties

The Master Trust has a significant concentration of investments in Cincinnati Bell Inc. and Convergys Corporation common stock. A change in the value of these stocks could cause the value of the Plan’s net assets to change significantly due to this concentration.

The Plan provides for various investment options in money market funds, mutual funds, commingled funds and Cincinnati Bell Inc. common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that

CINCINNATI BELL RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Plan Benefits.

CINCINNATI BELL RETIREMENT SAVINGS PLAN
Schedule of Assets (Held at End of Year)
Form 5500 Schedule H, Line 4(i)
December 30, 2004			Schedule I

Issuer	Description of Investment	Cost (1)	Value
Participant Loans	6 to 60 months (5.0% - 10.5%)		$1,693,703

(1)	Historical cost of participant-directed investments is not a required disclosure and is therefore not provided

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Employees’ Benefit Committee have duly caused this annual report to be signed by the undersigned, thereunto duly authorized.

CINCINNATI BELL RETIREMENT
SAVINGS PLAN

By	/s/ Donald R. Scheick
Donald R. Scheick
Secretary – Employees’ Benefit Committee

June 24, 2005

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm